Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The Truth about the Frontier/
Verizon Transaction in West Virginia

Debunking the myths about the New Frontier in the
Mountain State

November 2009

Let’s set the record straight: Frontier’s acquisition of Verizon properties in West Virginia will expand broadband, protect jobs and improve service quality. Frontier has committed to making West Virginia a key strategic focus and to locating its new southeast regional headquarters in Charleston.

The New Frontier will help West Virginia move forward.

Myth: The Frontier/Verizon transaction is “all about corporate greed... Verizon chose a much smaller company like Frontier to take advantage of a tax loophole.”

Facts:

●	Frontier approached Verizon about the transaction. Frontier considers West Virginia a key state in the New Frontier.
●
Frontier is a Fortune 1000, NYSE company that is included in the S&P 500 Index and has been in business since 1935. It serves more than 2 million customers in 24 states and is one of the nation’s largest providers of voice, broadband and video services focused on rural areas and small and medium-sized towns and cities. After the transaction, Frontier is expected to be a Fortune 500 company and the fifth largest ILEC in the U.S.

●	Frontier is already the second largest telecommunications company in West Virginia, serving approximately 142,000 access lines and 48,000 high-speed customers in 38 counties as of June 30, 2009.
●
There is no tax “loophole.” The tax laws governing this transaction were enacted by Congress and signed into law in 1997 by President Clinton. The specific form of transaction agreed to by Frontier and Verizon is consistent with existing law and has been used in many transactions involving companies other than Verizon, including Viacom, Alltel, Weyerhaeuser, the Walt Disney Company and Procter & Gamble.

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Myth: Frontier won’t expand high-speed Internet in West Virginia in a meaningful way, and what it does deliver will be slower than what Verizon offers today.

Facts:

●
Frontier’s broadband service reaches 92% of the households in its existing territories in West Virginia, compared to 60% availability of Verizon broadband in West Virginia. Frontier wants to extend broadband availability to the West Virginia households it will be acquiring.

●
Frontier’s CEO, Maggie Wilderotter, has publicly stated Frontier’s commitment to broadband expansion in West Virginia: “We believe Frontier is the best-positioned company to extend the reach of broadband in West Virginia.”

●
Frontier offers download speeds from 1 megabit per second (Mbps) to 10 Mbps, depending on technical limitations. Verizon West Virginia offers service ranging from 1 Mbps to 7 Mbps, but that fastest speed is available in very limited areas of the state.

●
Billy Jack Gregg, longtime head of the West Virginia Consumer Advocate Division, agrees that Frontier will bring broadband to unserved rural areas of West Virginia much faster than would Verizon, benefiting not only customers but “improving the quality of life and economic prospects of the entire state.”

Myth: Jobs will suffer as a result of the transaction.

Facts:

●
Frontier will strengthen its West Virginia presence by creating a new southeast regional headquarters in Charleston, where a Regional Vice President will be located, along with 30 to 40 new positions in engineering, technical, operational, and public affairs.

●
After the closing of the transaction, the majority of day-to-day operations in West Virginia will be performed by those who perform them today, including the existing customer service network and operations functions.

●
Frontier will maintain employment for 18 months after closing for all employees who are Installers or Technicians and will honor all of the collective bargaining agreements and continue existing employee benefits plans.

●
Frontier will receive a fully-funded pension plan. Verizon will retain all liabilities to provide retiree benefits to their pre-closing retirees and will provide funding for accrued benefits in accordance with their agreement for those Verizon employees who continue with Frontier after the closing.

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●	Frontier knows that achieving service and business goals depends upon an experienced staff that puts the customer first.
●	Local managers will have responsibility for the nine service areas Frontier will create in West Virginia.
●	Frontier intends to grow its business by investing and expanding broadband in West Virginia, and that means more jobs that stay in West Virginia.
●	Frontier’s entire workforce is located in the United States, including its call centers, and innovative Work-At-Home programs give qualified employees desirable flexibility.

Myth: Frontier is financially unstable and pays too much in dividends.

Facts:

●
For 2008, Frontier’s revenues exceeded $2 billion; EBITDA (earnings before interest, taxes, depreciation and amortization) was $1.2 billion; and free cash flow was $493 million. After the transaction, Frontier expects to generate approximately $1.4 billion of combined pro forma 2008 free cash flow.

●
In 2008, Frontier paid $318 million in dividends, a comfortable dividend payout ratio of 65 percent. After the transaction, Frontier’s expected dividend payout will be 53 percent, even stronger than it is today and in-line with comparable communications carriers such as Windstream and CenturyLink.

●
Frontier will reduce its dividend by 25 percent effective at the close of the transaction, which will allow the company to attract capital, invest in the acquired markets, offer new products and services, and increase broadband availability. Rating agencies and institutional shareholders reacted positively to this decision.

●	This transaction will strengthen Frontier’s balance sheet, improving its Net Debt/EBITDA ratio from 3.8x to 2.6x.

Myth: Frontier plans to realize $500 million in synergy savings by cutting jobs in West Virginia.

Facts:

●	Transaction synergies will not come from reductions in front-line jobs.

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●
The increased scale and scope of the combined company will allow Frontier to leverage its common support functions and systems (such as corporate administrative functions and information technology and network systems) to achieve both operating expense and capital expenditure synergies.

●	Frontier’s local management engagement model places managers and other employees in our operating areas closer to the customer, rather than at a large centralized headquarters.

Myth: Frontier can’t “smoothly integrate Verizon West Virginia’s systems.”

Facts:

●	Frontier will transfer Verizon’s West Virginia customers onto Frontier’s customer support systems that already serve 2.2 million access lines, including 142,000 access lines here in West Virginia.
●
Verizon and its predecessors have completed more than 50 similar deals with companies ranging from small regional providers to well-established providers like CenturyTel, Windstream and Frontier. Of those transfers, systems transitions went smoothly in all but the two cases where the companies chose to build operating systems from scratch.

●	Frontier has successfully transferred customers to its existing systems– including more than 1.7 million lines from Rochester Telephone, Commonwealth Telephone Enterprises, and Global Valley Networks.
●	Frontier’s existing West Virginia footprint includes acquisitions from GTE and Alltel in the early 1990’s, and those acquisitions were completed successfully without disruption to customers.

Myth: Service Quality will suffer under Frontier

Facts:

●	Frontier’s primary Value is “Put the Customer First.” The company is focused on delivering a customer experience that exceeds expectations.
●	Frontier provides high quality service and has never been the subject of any service quality investigation by the Public Service Commission.

●	Frontier will invest in the Verizon West Virginia network and meet all regulatory obligations, including the PSC-approved Retail Service Quality Plan.

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●	The West Virginia Public Service Commission will retain the same regulatory authority over Frontier and the acquired operations that it possessed prior to the transaction.

Myth: The transition will disrupt current Verizon customers’ services.

Facts:

●	West Virginia customers will not be disrupted - Frontier will provide substantially the same services at the same prices, terms and conditions that Verizon has in place for its current customers.
●	Verizon’s West Virginia customers will retain the benefits of their current plans and gain Frontier’s innovative offerings.
●
Frontier has committed to expanding its “Free Ride” program, which provides free computers to customers who commit to high-speed Internet packages. Frontier has provided approximately 85,000 personal computers to its customers – more than 12,000 in West Virginia alone. Free PCs in the home help address one of West Virginia’s greatest challenges to increasing broadband penetration.

Myth: Denying the deal with Frontier would force Verizon to invest more in West Virginia.

Facts:

●	Verizon has decided to pursue a different strategic focus in its landline business – a focus that includes its FiOS services in more densely populated areas, wireless and global IP services.
●	Frontier’s strategic focus includes expanding broadband in rural areas and small and medium-sized towns and cities like those that make up West Virginia and other states included in the transaction.
●	Verizon will remain committed to the Mountain State through Verizon Wireless and Verizon Business.

THE TRUTH:
WEST VIRGINIA IS THE NEW FRONTIER

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Frontier’s Commitment to West Virginia:

●
“Frontier Communications, the latest communications service provider in the extreme southernmost West Virginia coalfields, was hammered during the May 2 flood that wiped out more than 1,000 structures and left thousands of people homeless.”

●
“In Mercer County, Frontier used a “fiber ring” to reroute customer calls. Frontier dispatched a new switch that was scheduled for a routine replacement job from Brushfork, and work commenced at noon on Friday May 3 to replace that station.”

●	“Frontier staffers worked around the clock and restored the switch by 12:14 p.m. on May 4.”

The State Journal, “Frontier Communications Works Around The Clock to Restore Phone Service to Flooded Areas” June 3, 2002.

●
The head of Frontier Communications' Southeast Region said the company sees the purchase of Verizon's West Virginia wire lines as an opportunity to grow the business. “We went after these properties,” Ken Arndt said. “We requested the meeting with Verizon. We looked at the markets that fit our profile from a rural perspective. We see this as a real strong opportunity to grow the business. That's our underlying mantra - to grow the business. There's a lot of opportunity for broadband expansion in West Virginia.”

The Charleston Daily Mail, “Frontier says Verizon deal about growth” September 30, 2009

●	“Frontier Communications' plan to open a Southeastern regional headquarters in Charleston could create 30 to 40 additional management jobs for the area, a company official said today.”

The Charleston Gazette: “Frontier could add 40 jobs at Charleston headquarters”  September 29, 2009

●     “Kenneth Arndt, senior vice president and general manager for Frontier recently recalled attending a local conference where one of the speakers welcomed his company to West Virginia. The thing is, Frontier has been in West Virginia for a long time. The company already serves about 35 percent of the state, he said. It has given away 11,000 personal computers and electronic Netbooks to entice new Internet customers. And it actively encourages, and grades, its employees for participation in community service. ‘We believe that service is our competitive advantage, and our employees live and work in the communities they serve,’ he said.”

The State Journal: “Frontier Executive Says Company Committed to Coverage, Broadband” October 1, 2009

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Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into our existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

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Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.

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